UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2011

Commission File Number: 000-51387

Focus Media Holding Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit No. 1, 20th Floor, The Centrium 60 Wyndham Street Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Contents

Signature
Exhibit Index

Exhibit 99.1 – Press Release: Focus Media to host conference call on November
22, 2011 to respond to allegations

Exhibit 99.2 - Press Release: Focus Media responds to the allegations raised by
Muddy Waters

Exhibit 99.3 - Press Release: Focus Media Continues Repurchasing of Shares, and
Chairman Announces US$11 Million Block Purchase of ADSs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Media Holding Limited

Date: November 22, 2011	By:	/s/ Kit Leong Low
	Name:	Kit Leong Low
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: Focus Media to host conference call on November 22, 2011 to respond to allegations
99.2	Press Release: Focus Media responds to the allegations raised by Muddy Waters
99.3	Press Release: Focus Media Continues Repurchasing of Shares, and Chairman Announces US$11 Million Block Purchase of ADSs